SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)
(X)                               ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2000

                                       or

( )               TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                        Commission file number: 001-15019


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               PEPSIAMERICAS, INC.

                        SALARIED RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PEPSIAMERICAS, INC.
                               3501 Algonquin Road
                         Rolling Meadows, Illinois 60008

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 PEPSIAMERICAS, INC.
                                 SALARIED RETIREMENT SAVINGS PLAN

                                 By:    /s/   Ann Sample
                                       --------------------------------------
                                       Ann Sample
                                       Senior Vice President - Human Resources




Dated:  June 28, 2001

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 1999
                   TOGETHER WITH INDEPENDENT AUDITORS' REPORT

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                   ---------
                   INDEX TO FINANCIAL STATEMENTS AND EXHIBIT



Report of Independent Auditors                                              F-4

Financial Statements:

    Statement of Net Assets Available for Benefits,
     as of  December 31, 2000 and 1999                                      F-5

    Statement of Changes in Net Assets Available for Benefits,
     for the years ended December 31, 2000 and 1999                         F-6

    Notes to Financial Statements                                   F-7 to F-10

    Consent of Independent Auditors                                  Exhibit 23

Independent Auditors' Report

To the Administrative Committee of
PepsiAmercas, Inc. Salaried Retirement Savings Plan
Rolling Meadows, Illinois


We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Salaried Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ostrow Reisin Berk & Abrams, Ltd.
Chicago, Illinois
June 20, 2001

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



December 31,                                                                  2000                               1999
                                                                              ----                               ----

Assets:
     Plan interest in PepsiAmericas, Inc.
       Defined Contribution Master Trust                               $   184,089,405                    $   187,858,419

     Contributions receivable:
       Participant                                                             244,010                            276,820
       Employer                                                                175,083                            199,300
                                                                       ---------------                    ---------------

         Total assets                                                      184,508,498                        188,334,539
                                                                       ---------------                    ---------------

Liabilities:
     Expenses payable                                                          105,955                            101,382
                                                                       ---------------                    ---------------

         Total liabilities                                                     105,955                            101,382
                                                                       ---------------                    ---------------

Net assets available for benefits                                      $   184,402,543                    $   188,233,157
                                                                       ===============                    ===============

See notes to financial statements.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



Years ended December 31,                                                      2000                               1999
                                                                              ----                               ----

Additions to net assets attributed to:
     Net investment income (loss) from the PepsiAmericas, Inc.
       Defined Contribution Master Trust                               $    (1,498,431)                   $     7,650,556

     Contributions:
       Participant                                                           8,733,022                          6,409,819
       Employer                                                              5,793,612                          4,425,615
                                                                       ---------------                    ---------------

         Total additions                                                    13,028,203                         18,485,990
                                                                       ---------------                    ---------------

Deductions from net assets attributed to:
     Participants' withdrawals                                              14,278,773                         17,365,689
     Administrative expenses                                                   523,151                            444,562
                                                                       ---------------                    ---------------

         Total deductions                                                   14,801,924                         17,810,251
                                                                       ---------------                    ---------------

Transfers (to) from other plans (Note 5)                                    (2,056,893)                        11,864,864
                                                                       ---------------                    ---------------

         Increase (decrease) in net assets                                  (3,830,614)                        12,540,603

Net assets available for plan benefits:
     Beginning of year                                                     188,233,157                        175,692,554
                                                                       ---------------                    ---------------

     End of year                                                       $   184,402,543                    $   188,233,157
                                                                       ===============                    ===============

See notes to financial statements.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                  ----------

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

(1)  Description of Plan

The following brief description of the PepsiAmericas, Inc. Salaried Retirement Savings Plan (formerly known as the Whitman Corporation Retirement Savings Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan which covers eligible employees of PepsiAmericas, Inc. and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with PepsiAmericas, Inc. being considered an Employer. Any salaried, non-union employee who has met limited employment requirements and has elected to participate in the Plan is considered a Participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------

Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 2% to 15% of base salary, in 1% increments. Participant contributions made via periodic payroll deductions are matched in equal amounts by Employer contributions up to a 6% limit. Effective October 1, 1999, the Plan was amended to allow participants to contribute up to 15% of base salary. Prior to October 1, 1999, participants were allowed to contribute up to 10% of base pay.

The total annual pre-tax contributions by a Participant were limited in 2000 and 1999 to the lesser of $10,500 and $10,000, respectively, (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue
Code) or the appropriate percentage of the Participant's total compensation during the year.

Plan Termination
----------------

Although it has not expressed any intent to do so, PepsiAmericas, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Accounts
--------------------

Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

Participant Notes Receivable
----------------------------

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                  ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 2000 and 1999


Vesting
-------

Participants are immediately vested in their voluntary contributions, actual earnings thereon, and in all prior and future Employer matching contributions.

Payment of Benefits
-------------------

On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of an immediate or deferred annuity, or disbursement amounts at their discretion.

Expenses
--------

External administrative expenses for the preparation and maintenance of the Plan financial records and Participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment Options
------------------

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 2000 and 1999 the following investment options were offered:


                    o  Conservative Portfolio
                    o  Moderate Portfolio
                    o  Growth Portfolio
                    o  Aggressive Growth Portfolio
                    o  Fixed Income Fund
                    o  Large Company Fund
                    o  Small Company Fund
                    o  International Fund
                    o  PepsiAmericas, Inc. Stock Fund

Employer matching contributions may be directed into the same funds, using the same percentages, as Participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                   ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 2000 and 1999


(2)  Interest in PepsiAmericas, Inc. Defined Contribution Master Trust

Certain assets of the Plan are in the PepsiAmericas, Inc. Defined Contribution Master Trust (the "Trust"), formerly known as the Whitman Corporation Defined Contribution Master Trust, which was established for the investment of assets of the Plan and another PepsiAmericas, Inc. sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the "Trustee"). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2000 and 1999, the Plan's interest in the net assets of the Trust was approximately 74% and 73%, respectively.

The Trust held the following classifications of investments as of December 31, 2000 and 1999:

                                                                                        2000                  1999
                                                                                 ----------------      ----------------

            Investments at market value:
                 Common Stock:  PepsiAmericas, Inc.                              $     21,107,883      $     20,639,597
                                PepsiCo, Inc.                                           6,113,039             6,018,585
                 Collective Investment Trusts                                         172,652,633           178,817,962
                 Participant Notes Receivable                                           5,312,952             5,341,433

            Investments at contract value:
                 Investment contracts                                                  44,182,937            45,735,158
                                                                                 ----------------      ----------------
                     Total Trust Investments                                     $    249,369,444      $    256,552,735
                                                                                 ================      ================

As of December 31, 2000 and 1999, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $310,508 and $66,381, respectively.

Investment Income for the Trust is as follows for the years ended December 31, 2000 and 1999:

                                                                                       2000                  1999
                                                                                 ----------------      ----------------

Net appreciation (depreciation) in fair value of investments:
            Common Stock                                                         $       5,841,892     $    (17,341,043)
            Collective Investment Trusts                                               (12,863,167)          30,021,865
                                                                                 -----------------     ----------------
                                                                                        (7,021,275)          12,680,822
            Interest, Dividends and Other                                                3,399,960            3,234,065
                                                                                 -----------------     ----------------
                     Total Investment Income (Loss)                              $      (3,621,315)    $     15,914,887
                                                                                 =================     ================

(3)  Summary of Significant Accounting Policies

Basis of Presentation
---------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

                               PEPSIAMERICAS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                                  ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 2000 and 1999


Investment Valuation and Income Recognition
-------------------------------------------

Except for the investment contracts, the Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the years ended December 31, 2000 and 1999 was 6.2% and 6.0%, respectively. The aggregate interest rate for the investment contracts as of December 31, 2000 and 1999, was 6.2% and 6.2%, respectively. The fair value of the investment contracts in the Trust as of December 31, 2000 and 1999, was approximately $46,700,000 and $44,800,000, respectively.

The Trust records investment transactions on a trade date basis.

Benefits Paid to Participants
-----------------------------

Benefits are recorded when paid.

Use of Estimate
---------------

The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(4)  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 1, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(5)  Transfers (To) From Other Plans

In 1999, the Plan's sponsor entered into a new business relationship with PepsiCo, Inc. ("PepsiCo"), whereby PepsiCo contriuted certain assets of several domestic franchise territories in May 1999 to the Plan's sponsor, and the Plan's sponsor sold certain of its operations to PepsiCo.

Effective June 11, 1999, the assets attributable to the participants under the PepsiCo sponsored retirement plan were transferred to the Trust. The asset transfer amounted to approximately $16.5 million. A residual transfer of $165,000 was made during 2000.

Effective February 23, 2000, the assets attributable to the accounts of the participants who were employees of the domestic operations sold to PepsiCo were transferred to the trust established under PepsiCo's retirement plans. The asset transfer amounted to approximately $5.2 million.